MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE AND SIX MONTHS

ENDED JUNE 30, 2018

TABLE OF CONTENTS

2018 SECOND QUARTER HIGHLIGHTS  2

ABOUT DENISON  2

RESULTS OF CONTINUING OPERATIONS  2

Wheeler River Project  3

Exploration Pipeline Properties  3

DISCONTINUED OPERATIONS  3

OUTLOOK FOR 2018  3

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS  3

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of August 9, 2018 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the three and six months ended June 30, 2018. The unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2017. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted. The audited consolidated financial statements and MD&A for the year ended December 31, 2017 were expressed in US dollars. See CHANGE IN SIGNIFICANT ACCOUNTING POLICIES below.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT'S DISCUSSION & ANALYSIS

2018 SECOND QUARTER HIGHLIGHTS

■
Wheeler River Pre-Feasibility Study (‘PFS’) remains on track for completion during the third quarter of 2018

Engineering designs, laboratory analyses, cost estimation and economic modelling, environmental baseline data collection and modelling, as well as community consultation relating to the Wheeler River project PFS are continuing on schedule. The Company has completed an extensive analysis of different mining methods for the Phoenix deposit, including the completion of a trade-off study of the final two options, and has selected the mining method to be included in the PFS. It is expected that the PFS will be completed in the third quarter of 2018.

■
Wheeler River assay results from winter 2018 exploration confirms the potential for further resource growth

Assay results received during the second quarter of 2018 returned high-grade uranium intercepts from reconnaissance drill holes completed to the northeast of the Gryphon deposit, and on 50 to 100 metre step outs from the currently defined boundaries of the Gryphon deposit.

Results from reconnaissance drill holes targeting the sub-Athabasca unconformity to the northeast of Gryphon, along the K-North trend, were highlighted by assays from drill hole WR-704, which included 1.4% U3O8 over 5.5 metres, located 600 metres northeast of Gryphon and drill hole WR-710D1, which included 1.1% U3O8 over 3.0 metres, located 1 kilometre northeast of Gryphon. The results confirm the continuation of the Gryphon mineralizing system to the northeast, and highlight the potential for the discovery of an additional high-grade uranium deposit within the basement, or at the unconformity, along strike of Gryphon.

Results from step-out drilling on 50 to 100 metre centres, immediately along strike to the northeast of the Gryphon deposit, were highlighted by assays from drill holes WR-696 (2.9% U3O8 over 1.5 metres), and WR-709 (1.2% U3O8 over 1.5 metres). These results occur in the upper basement and are interpreted to extend the mineralization from the E series lenses to the northeast. Additionally, drill hole WR-698 successfully intercepted high-grade mineralization (0.85% U3O8 over 5.0 metres, including 2.6% U3O8 over 1.0 metre) to the northeast of the previous down-plunge extent of A series mineralization of the Gryphon deposit. The results confirm the potential for further expansion of the estimated mineral resources for the Gryphon deposit.

■
New target areas developed on exploration pipeline properties

At Hook-Carter, Denison completed its summer 2018 drilling program in late June 2018. The inaugural 2018 drilling programs at Hook-Carter, which included a winter program (four holes) and a summer program (five holes), were designed to test an initial set of geophysical targets on a regional scale along 7.5 kilometres of the 15 kilometres of Patterson Corridor strike length at Hook-Carter. The nine reconnaissance holes completed to date have successfully identified multiple prospective trends with geological features commonly associated with Athabasca Basin uranium deposits, including hydrothermal alteration in both the sandstone and the basement lithologies associated with graphitic basement structures. The drill holes completed to date are widely-spaced and future drilling will likely include follow-up in areas of hydrothermal alteration and/or geochemical anomalism, as well as the testing of additional high-priority geophysical targets.

At Waterbury Lake, results from the winter 2018 drilling program at the Huskie zone suggest the high-grade basement-hosted mineralization is controlled by northeast striking faults, which are interpreted to be part of the regional Midwest structure. The summer 2018 drilling program, which commenced in late July 2018, will focus on additional step-out drilling at the Huskie zone, and testing of high-priority targets, approximately 2.5 kilometres to the northeast, where the regionally interpreted Midwest structure is projected to intersect the geologically favourable Oban trend. The Oban trend has produced previous drill intercepts of uranium mineralization, but has not previously been tested at the interpreted intersection of the Midwest regional structure. The summer program is expected to include approximately 3,400 metres of diamond drilling in 7 holes.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange (formerly ‘NYSE MKT’) under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 63.3% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 357,000 hectares in the Athabasca Basin region, including 332,000 hectares in the infrastructure rich eastern portion of the Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (‘MLJV’), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 65.45% interest in the J Zone deposit and newly discovered Huskie zone on the Waterbury Lake property. Both the Midwest and J Zone deposits, as well as the Huskie zone, are located within 20 kilometres of the McClean Lake mill.

MANAGEMENT'S DISCUSSION & ANALYSIS

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (‘DES’) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services as well as environmental consulting services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (‘UPC’), a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’).

CHANGE IN SIGNIFICANT ACCOUNTING POLICIES

Change in Presentation Currency

Effective January 1, 2018, Denison has changed its presentation currency to Canadian dollars (‘CAD’) from US dollars (‘USD’). This change in presentation currency was made to better reflect the Company’s business activities, which, following the divestiture of the Mongolian and African mining divisions in 2015 and 2016, are now solely focused in Canada, with the majority of the Company’s entities, including all of its operating entities, having CAD as their functional currency. As a result of the change in presentation currency, all amounts in this MD&A are expressed in CAD, unless otherwise noted.

See SIGNIFICANT ACCOUNTING POLICIES and REVENUES below for further details relating to the change in presentation currency, as well as the adoption of IFRS 9, Financial Instruments (‘IFRS 9’) and IFRS 15, Revenue from Contracts with Customers (‘IFRS 15’).

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at June 30, 2018	As at December 31, 2017

Financial Position:
Cash and cash equivalents	$29,539	$3,636
Investment in debt instruments (GIC’s)	$-	$37,807
Cash, cash equivalents and GIC’s	$29,539	$41,443

Working capital	$27,731	$38,065
Property, plant and equipment	$247,828	$249,002
Total assets	$309,120	$326,300
Total long-term liabilities(1)	$81,757	$84,252
(1)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income tax liabilities.

MANAGEMENT'S DISCUSSION & ANALYSIS

	2018	2018	2017	2017
(in thousands, except for per share amounts)	Q2 CAD	Q1 CAD	Q4 CAD	Q3 CAD

Continuing Operations:
Total revenues	$4,104	$3,573	$4,536	$3,753
Net loss	$(5,583)	$(6,968)	$(1,833)	$(7,627)
Basic and diluted loss per share	$(0.01)	$(0.01)	$-	$(0.01)
Discontinued Operations:
Net loss	$-	$-	$-	$-
Basic and diluted loss per share	$-	$-	$-	$-

	2017	2017	2016	2016
(in thousands, except for per share amounts)	Q2 CAD	Q1 CAD	Q4 USD	Q3 USD

Continuing Operations:
Total revenues	$4,043	$3,735	$3,351	$3,489
Net loss	$(8,870)	$(1,124)	$(916)	$(2,506)
Basic and diluted loss per share	$(0.02)	$-	$-	$-
Discontinued Operations:
Net profit (loss)	$(109)	$-	$(9,082)	$9,050
Basic and diluted profit (loss) per share	$-	$-	$(0.01)	$0.01

As noted above, effective January 1, 2018, the Company changed its presentation currency from USD to CAD. The consolidated financial statements for all periods starting on or after January 1, 2017 have been restated in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. Financial results before January 1, 2017 have not been restated and are therefore presented in US dollars, as originally disclosed.

Significant items causing variations in quarterly results

●
The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake mill as well as the impact of the toll milling financing transaction in the first quarter of 2017.
●
Revenues from Denison Environmental Services fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
●
Exploration expenses are generally largest in the first quarter and third quarter, due to the timing of the winter and summer exploration programs in Saskatchewan.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities.
●
For those quarters presented in US dollars above, the variability is generally due to the reasons discussed above as well as the effect of fluctuations in the CAD to USD exchange rate on results recorded in CAD and translated into USD for financial reporting purposes.

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is operated by Orano Canada Inc. (‘Orano Canada’) and is currently processing ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada with a 70% interest, Denison with a 22.5% interest and OURD (Canada) Co. Ltd. with a 7.5% interest.

MANAGEMENT'S DISCUSSION & ANALYSIS

On February 13, 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the ‘APG Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards.

The APG Arrangement consists of certain contractual obligations of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such the upfront payment was accounted for as deferred revenue. The Company reflected payments made to APG of $3,520,000, representing the Cigar Lake toll milling cash receipts received by Denison in respect of toll milling activity for the period from July 1, 2016 through January 31, 2017, as a reduction of the initial upfront amount received and reduced the initial deferred revenue balance to $39,980,000.

Effective January 1, 2018, upon adoption of IFRS 15, the accounting policy for the toll milling deferred revenue arrangement has changed and the comparative period has been restated to reflect this change.

Under IFRS 15, the arrangement with APG is deemed to contain a significant financing component, as the cash consideration received upfront for future toll milling cash receipts provides Denison with a financing benefit. IFRS 15 requires that the amount of revenue recorded be adjusted, such that the revenue recognized over the life of the APG Arrangement will approximate the $39,980,000 net cash payment received in advance plus an estimate of the interest expense to be incurred over the life of the APG Arrangement, which reflects the financing component of the arrangement. The discount rate to be used to accrete the deferred revenue balance is based on the rate that would be expected in a separate financing transaction between the entity and its customer at contract inception, taking into consideration the Company’s credit risk. Denison will record accretion expense on the deferred revenue balance using an annual interest rate of 8.5%.

IFRS 15 also requires entities to allocate the total revenue to be recognized over the life of the contract to each performance obligation in the contract (in this case, the toll milling of the Cigar Lake specified ore). The result being that the drawdown of deferred revenue will be based on a weighted average toll milling rate applied to actual processing activity at the mill. As the toll milling arrangement with the CLJV is based on the processing of specific ores, which are based on estimates, any change to the resources estimated for the specific ores, or to the timing of the processing of said ores, will impact the weighted average toll milling rate to be used for the contract, and will result in a cumulative catch up adjustment in the period that the change in estimate occurs.

During the three and six months ended June 30, 2018, the McClean Lake mill processed 5.8 and 10.2 million pounds U3O8 for the CLJV, respectively (June 30, 2017 – 5.1 and 9.7 million pounds U3O8). The Company recorded toll milling revenue for the three and six months ended June 30, 2018 of $1,465,000 and $2,245,000, respectively (June 30, 2017 – $1,389,000 and $2,736,000). The increase in toll milling revenue in the three months ended June 30, 2018, compared to the prior year is predominantly due to the increase in ore processed on behalf of the CLJV. The decrease in toll milling revenue in the first half of 2018 is due to two factors. The APG Arrangement was in place for the full six month period ending June 2018, compared to five months in the first half of 2017. Further, as a result of an update to the published Cigar Lake mineral resource in early 2018, the Company recorded a cumulative catch up in toll milling revenue, as required by IFRS 15, which resulted in a reduction in toll milling revenue in the first quarter of 2018. See SIGNIFICANT ACCOUNTING POLICIES below for further details.

During the three and six months ended June 30, 2018, the Company also recorded an accretion expense of $828,000 and $1,657,000 on the toll milling deferred revenue balance (June 30, 2017 – $850,000 and $1,416,000). The decrease in accretion expense in the three months ended June 30, 2018 compared to the prior year is due to the drawdown of the deferred revenue liability. The increase in accretion expense in the six months ended June 30, 2018 compared to the same period in the prior year, is predominantly due to the fact that the Company only recorded an accretion expense for five months in the first half of the 2017, following the completion of the APG Arrangement in February 2017, compared to six months of accretion expense in 2018. The annual accretion expense will decrease over the life of the contract as the deferred revenue liability decreases over time.

Denison Environmental Services

Revenue from DES during the three and six months ended June 30, 2018 was $2,140,000 and $4,518,000 respectively (June 30, 2017 - $2,304,000 and $4,285,000). In the three months ended June 30, 2018, revenue at DES decreased as compared to the prior period due to a decrease in activity at certain care and maintenance sites. Despite the decreased activity during the second quarter of 2018, year-to-date DES revenues for the first half of 2018, increased compared to the prior period due to an increase in activity at certain care and maintenance sites as well as an increase in consulting revenues in the first quarter of 2018.

MANAGEMENT'S DISCUSSION & ANALYSIS

Management Services Agreement with Uranium Participation Corporation (‘UPC’)

Revenue from the Company’s management contract with UPC was $499,000 and $914,000, respectively, during the three and six months ended June 30, 2018 (June 30, 2017 – $350,000 and $757,000). The increase in revenues for both the three and six months ended June 30, 2018, compared to the prior period, was predominantly due to an increase in commission and discretionary fees earned by the Company. Denison earns a commission of 1% on the gross value of uranium purchases and sales. The increase in revenues in the three months ended June 30, 2018 was also impacted by the increase in management fees earned based on UPC’s monthly net asset value. UPC’s balance sheet consists primarily of uranium held either in the form of U3O8 or UF6, which is accounted for at its fair value. The average fair value of the uranium holdings increased during the second quarter of 2018, compared to the second quarter of 2017, as a result of higher uranium spot prices, as well as increased uranium holdings.

OPERATING EXPENSES

Canada Mining

Operating expenses of the Canadian mining segment include depreciation and development expenses, and may also include certain adjustments to the estimates of future reclamation liabilities at McClean Lake, Midwest, and Elliot Lake.

Operating expenses for the three and six months ended June 30, 2018 were $1,989,000 and $3,431,000, respectively (June 30, 2017 – $1,206,000 and $2,603,000). During the three and six months ended June 30, 2018, operating expenses included depreciation of the McClean Lake mill of $1,027,000 and $1,866,000 respectively (June 30, 2017 – $1,003,000 and $2,237,000). In addition, during the three and six months ended June 30, 2018, operating expenses include development and other operating costs related to the MLJV of $963,000 and $1,566,000, respectively (June 30, 2017 – $211,000 and $365,000). In both years, these costs predominantly relate to the advancement of the Surface Access Borehole Resource Extraction (‘SABRE’) mining technology, as part of a multi-year test mining program operated by Orano Canada within the MLJV.

Environmental Services

Operating expenses during the three and six months ended June 30, 2018 totaled $1,896,000, and $3,920,000, respectively (June 30, 2017 – $1,996,000 and $3,821,000). The expenses relate primarily to care and maintenance as well as environmental consulting services provided to clients, and include labour and other costs. The fluctuation in operating expenses for the three and six months ended June 30, 2018, as compared to the prior period, are predominantly due to increases or decreases, as applicable, in care and maintenance and consulting activities at certain locations.

CANADIAN MINERAL PROPERTY EXPLORATION & EVALUATION

Denison’s share of exploration and evaluation expenditures was $3,870,000 and $10,124,000, respectively, during the three and six months ended June 30, 2018 (June 30, 2017 – $3,412,000 and $8,985,000). During the second quarter of 2018, the Company increased its exploration and evaluation expenditures as compared to the prior year, primarily driven by increased activity at the Wheeler River and Hook Carter projects. Exploration spending in the Athabasca Basin is seasonal, with spending higher during the winter exploration season (January to mid April) and summer exploration season (June to mid October). The following table summarizes the exploration activities for the period from January 1, 2018 through to mid July 2018. All exploration and evaluation expenditure information in this MD&A covers the three and six months ended June 30, 2018.

MANAGEMENT'S DISCUSSION & ANALYSIS

CANADIAN EXPLORATION & EVALUATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)	Other activities
Wheeler River	63.3%(1)	30,361 (45 holes)	PFS activities
Waterbury Lake	65.45%(2)	9,794 (19 holes)	-
Hook-Carter	80%(3)	6,960 (9 holes)	-
South Dufferin	100%	1,331 (9 holes)	-
Midwest	25.17%	4,709 (12 holes)	-
Total		53,155 (94 holes)

(1)
The Company’s ownership as at December 31, 2017. Denison is expected to increase its ownership of the Wheeler River project to approximately 66% by the end of 2018, by funding 75% of the project expenditures in 2018. See below for further details.
(2)
The Company earned an additional 1.23% interest in the Waterbury Lake property effective May 31, 2018. Refer to RELATED PARTY TRANSACTIONS below for further details.
(3)
The Company acquired an 80% ownership in the Hook-Carter project in November 2016 from ALX Uranium Corp. (‘ALX’) and has agreed to fund ALX’s share of the first $12.0 million in expenditures on the project.

The Company’s land position in the Athabasca Basin, as of June 30, 2018, is illustrated in the figure below. The Company’s Athabasca land package increased during the second quarter of 2018, from 353,007 hectares (270 claims) to 356,713 hectares (305 claims) due to the staking and acquisition of claims contiguous with Denison’s Hook-Carter property.

N
Denison Mines
Denison Mines' Athabasca Properties
June 30, 2018
Northwest Territories
Alberta
Saskatchewan
Manitoba
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Denison earn-in
SkyHarbour option
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA BASIN
Hatchet Lake
J Zone Roughrider
Bell Lake
Murphy
Turkey Lake
Wolly
Waterfound North
Waterfound
Torwalt Lake
McClean Lake Mill
Eagle Point
McClean Lake
Waterbury
Johnston Lake
Midwest
Rabbit Lake Mill
Cigar Lake
Waterbury Lake South
Packrat
Candle
Darby
Park Creek
Jasper Lake
West Bear
Hook Carter
Epp Lake
Marten
Stevenson River
McArthur River
Arrow
Triple R
Wolverine
Mann Lake
Lynx
Moon Lake North
Moon Lake South
Moon Lake
Wheeler River (Phoenix & Gryphon deposits)
Russell Lake
Centennial
Millennium
Bachman Lake
Perpete Lake
Crawford Lake
South Dufferin
Ford Lake
Brown Lake
Moore Lake
Key Lake
50 km

MANAGEMENT'S DISCUSSION & ANALYSIS

Wheeler River Project

Project Highlights:

●
The largest undeveloped high-grade uranium project in the eastern Athabasca

On January 31, 2018, Denison announced an updated mineral resource estimate for the Gryphon deposit following drilling results from a further 144 drill holes completed during 2016 and 2017. The updated mineral resource estimate for Gryphon, above a cut-off grade of 0.2% U3O8, includes 61.9 million pounds of U3O8 (1,643,000 tonnes at 1.71% U3O8) in Indicated Mineral Resources, and 1.9 million pounds of U3O8 (73,000 tonnes at 1.18% U3O8) in Inferred Mineral Resources.

The Phoenix deposit, located approximately three kilometres southeast of Gryphon, is estimated to include Indicated Mineral Resources of 70.2 million pounds of U3O8 above a cut-off grade of 0.8% U3O8 (166,000 tonnes at 19.1% U3O8). The mineral resource estimates are as disclosed in the Technical Report with an Updated Mineral Resource Estimate for the Wheeler River Property, Northern Saskatchewan, Canada with an effective date of March 9, 2018 and prepared by Mark Mathisen, C.P.G. of Rosco Postle Associates Inc. and Ken Reipas, P.Eng of SRK Consulting (Canada) Inc. (‘SRK Consulting’) (the ‘Wheeler Technical Report’).

With the update to the Gryphon deposit resource estimate, the combined Indicated Mineral Resources estimated for Wheeler River increased by 88% to 132.1 million pounds U3O8.

●
Proximal to existing uranium mining and milling infrastructure

The property is located in the infrastructure rich eastern portion of the Athabasca Basin, which is host to existing uranium mining and milling infrastructure, including the 22.5% Denison owned McClean Lake mill. The Wheeler River property lies alongside provincial highway 914 and a provincial powerline.

●
Positive preliminary project economics, PFS nearing completion

On April 4, 2016, Denison announced the results of its Preliminary Economic Assessment (‘PEA’) for the Wheeler River Project, which considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation. The PEA (as described in the Wheeler Technical Report) was based on the resources estimated at the Gryphon deposit in November 2015 and the Phoenix deposit in May 2014, and returned a base case pre-tax Internal Rate of Return (‘IRR’) of 20.4% based on the then current long term contract price of uranium (US$44.00 per pound U3O8). Denison's share of initial capital expenditures (‘CAPEX’) in the PEA was estimated to be $336M ($560M on 100% ownership basis) based on its 60% ownership interest at that time. The PEA is preliminary in nature, was based on Inferred Mineral Resources that are considered at the time to be too speculative geologically to have the economic considerations applied to them to allow them to be categorized as mineral reserves, and there is no certainty that the results from the PEA will be realized.

The results of the updated resource estimate (including Indicated Mineral Resources for the project of 132.1 million pounds U3O8), have not been included in the PEA, but will be used to support a PFS, which was initiated in mid 2016 and is expected to be completed during the third quarter of 2018.

●
Increasing Denison ownership

As previously announced on January 10, 2017, Denison entered into an agreement with its Wheeler River Joint Venture partners, Cameco Corp (‘Cameco’) and JCU (Canada) Exploration Company, Limited (‘JCU’), to fund 75% of Joint Venture expenses in 2017 and 2018 (ordinarily 60%) in exchange for an increase in Denison's interest in the project up to approximately 66%. Under the terms of the agreement, Cameco is funding 50% of its ordinary 30% share in 2017 and 2018, and JCU continues to fund based on its 10% interest in the project. On January 31, 2018, Denison announced it had increased its interest in the Wheeler River project during 2017 from 60% to 63.3%, in accordance with this agreement.

●
Significant potential for resource growth

The Gryphon deposit is a growing, high-grade uranium deposit that belongs to a select group of large basement-hosted uranium deposits in the eastern Athabasca Basin, which includes Cameco’s Eagle Point mine and Millennium deposit, and Rio Tinto's Roughrider deposit. The Gryphon deposit remains open in numerous areas with significant potential for future resource growth. Priority target areas include down plunge of the A and B series lenses, and within the currently defined D series lenses, where additional high-grade shoots may exist.

MANAGEMENT'S DISCUSSION & ANALYSIS

In addition, very little regional exploration has taken place on the property in recent years, with drilling efforts focussed on Phoenix and Gryphon, which were discovered in 2008 and 2014 respectively. The property is host to numerous uranium-bearing lithostructural corridors which are under- or unexplored and have the potential for additional large, high-grade unconformity or basement hosted deposits. Exploration drilling is warranted along these corridors to follow-up on previous mineralized drill results, or to test geophysical targets identified from past surveys.

Further details regarding the Wheeler River project, including the estimated Mineral Resources and PEA are provided in the NI 43-101 Technical Report for the Wheeler River project titled ‘Technical Report with an Updated Resource Estimate for the Wheeler River Property, Northern Saskatchewan, Canada’ dated March 15, 2018 with an effective date of March 9, 2018. A copy of this report is available on Denison’s website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

The Wheeler River property location and basement geology map is provided below.

Evaluation Program

During the three and six months ended June 30, 2018, Denison’s share of evaluation costs at Wheeler River amounted to $943,000 and $1,809,000, respectively (June 30, 2017 – $587,000 and $967,000), which related to the work on the PFS and environmental activities.

MANAGEMENT'S DISCUSSION & ANALYSIS

PFS Activities

In 2016, Denison announced the initiation of a PFS for the Wheeler River project. In the second quarter of 2018, engineering designs, laboratory analysis, trade off studies, cost estimation and economic modelling, and environmental baseline data collection and modelling as well as community consultation activities continued to progress the PFS, which is expected to be finalized in the third quarter of 2018.

Engineering Activities

As part of the PFS activities at Wheeler River to date, the Company has initiated and/or completed several engineering programs including:

Wheeler surface facilities: Designs were completed on the surface infrastructure to be located at the Wheeler River site including the camp, operations and administration buildings, change house, warehousing and storage facilities, and power distribution.

Phoenix mine design: The PEA evaluated the use of a Jet Boring System (‘JBS’), similar to that being used at the Cigar Lake mine, to mine the Phoenix deposit. The results indicated that the method, while economic, was capital intensive, with long lead times to development, higher risk with technically challenging ground conditions, and ultimately generated a lower operating margin than the conventional mining methods evaluated for the Gryphon deposit. After significant analysis and evaluation, utilizing a number of specialized engineering providers, Denison identified several potentially viable alternate mining methods. These methods have the potential to result in a significant improvement in operating economics for the Phoenix deposit, as well as reducing construction capital, time to development, and technical risk. During 2018, engineering and analysis work continued on two preferred methods, including the completion of laboratory analysis, computer modelling and simulations, engineering designs and cost estimates. A detailed trade-off study was undertaken comparing the two options and a preferred option has been selected. Denison will carry the preferred option forward into the PFS with work on this option nearing completion, including:

●
Completion of mining layouts, production planning and scheduling, and ramp-up;
●
Estimation of operating and capital costs;
●
Design of surface facilities including electrical distribution and storage; and,
●
Completion of laboratory analysis and testing applicable to the preferred option.

Gryphon mine design: Using the updated mineral resource estimate released on January 31, 2018, as well as updated geological models, mine design activities are nearly complete, and include:

●
Headframe, hoist and winch houses, electrical distribution, surface loadout and other surface infrastructure;
●
Shaft designs including diameter and depth, shaft liner, ore and waste handling facilities including conveyances, loading pocket, sinking and equipping schedules and costs;
●
Geotechnical modelling and design of ground support, size of openings and stope stability;
●
Hydrogeological modelling and analysis of potential routine and non-routine water flows into the mine;
●
Underground utilities (dewatering, electrical distribution, process water, ventilation, communication systems);
●
Underground infrastructure (shaft stations, ore and waste handling facilities, shaft loading pocket, ventilation raises, sumps, backfill stations, refuge stations, powder and cap magazines, maintenance facilities, and shotcrete facilities;
●
Mine layouts, production planning including cycle times, sill pillars, mining sequence, and ramp-up; and,
●
Estimation of operating and capital costs;

The work continues to evaluate Gryphon as a conventional longhole mining operation with optimized production rates.

Radiological assessments: Assessments of potential radiological doses for operators are in progress.

Water treatment plant design: Modelling on potential discharge volumes and effluent quality was completed along with evaluations of potential discharge locations and water treatment designs. Using an iterative process, the optimum conditions for water treatment technologies and discharge locations were selected to ensure environmentally sustainable operations. Water treatment designs including design criteria, mass balances and flowsheets have been completed with associated estimates of operating and capital costs.

Metallurgical analysis and milling capacity assessment: The PEA assumed the toll milling of Wheeler River mine production at Denison’s 22.5% owned McClean Lake mill. Continuing with this assumption through the PFS, engineering assessments have been completed on a circuit by circuit basis to identify bottlenecks and capital upgrades required to process Wheeler River mine production at McClean Lake. Milling simulations completed in a computerized model were also completed to verify the capacity assessments. Based on feedback from the mine design process, Denison completed an assessment of the optimum production rates and then initiated the PFS level designs associated with the required mill modifications. In the second quarter of 2018, designs, including design criteria, mass balances and flowsheets, were completed with associated estimates of operating and capital costs. The engineering associated with the required mill modifications is proceeding towards completion.

MANAGEMENT'S DISCUSSION & ANALYSIS

Environmental and Sustainability Activities

During the second quarter of 2018, the Company continued with the community consultation and engagement process – ensuring the continuous engagement of stakeholders. The company completed townhall sessions in key communities to provide project updates as well as to gather community feedback on initial project design options. Community sessions were generally positive with most participants and leadership expressing interest and support for project advancement. In addition, Denison also continued to work with communities to increase procurement and employment opportunities associated with the project.

The Company also completed more detailed environmental baseline data in key areas to better characterize the existing environment in the project area. This data will form the foundation of the environmental impact assessment for the project. The information will also be used in the design of various aspects of the project, including the location and layout of site infrastructure, the location for treated effluent discharge and fresh water intake, and the designs of water treatment plants, waste storage facilities, and other infrastructure interacting with the environment. Programs in progress and/or completed during the quarter included:

Aquatic environment: Assessment and data collection of spring flow conditions in key areas including discharge location and downstream water bodies. Data collection included streamflow measurements, oxygen dynamics, hydroacoustic imaging, and eDNA.

Terrestrial environment: Additional surveys were completed in the spring and summer to characterize the terrestrial environment for vegetation and wildlife including ungulates habitat and territory.

Waste rock geochemistry: Ongoing sampling of waste rock run-off continues.

Atmospheric environment: The Company continued the collection of air quality measurements to gather information on pre-development atmospheric conditions.

Exploration Program

Denison’s share of exploration costs for the three and six months ended June 30, 2018 at Wheeler River amounted to $1,434,000 and $4,561,000 respectively (June 30, 2017 – $1,646,000 and $4,204,000).

The summer 2018 diamond drilling program for Wheeler River commenced in early June 2018 and is expected to include approximately 20,500 metres in 28 drill holes. The drilling program is planned to focus on the following target areas:

●
K-North: follow-up of high-grade uranium mineralization discovered during the winter 2018 drilling program at 600 metres and 1 kilometre to the northeast of the Gryphon uranium deposit;
●
High-priority regional targets: testing of high-priority targets along known fertile trends (Q Central, K-West) and reconnaissance exploration of high-priority targets generated from previous ground geophysical surveys (K-South and Q South); and
●
Gryphon unconformity: testing of targets immediately along strike of the Gryphon deposit at the sub-Athabasca unconformity, including extensions of the E series lenses to the northeast and the up-plunge extents of the D series lenses to the southwest.

During the second quarter of 2018, chemical assay (‘U3O8’) results were received for the Wheeler River winter 2018 drilling program, which included 21,153 metres of drilling in 29 diamond drill holes. The program was focused on step-out drilling from the Gryphon deposit and regional exploration along the K-North and K-West trend. Highlights from the winter 2018 drilling program were reported in Denison’s press release dated June 6, 2018 and are summarized as follows and shown in the figure below:

MANAGEMENT'S DISCUSSION & ANALYSIS

Regional Exploration

The assay results returned high-grade intercepts from regional drill holes targeting the sub-Athabasca unconformity, to the northeast of Gryphon, along the K-North trend. The results demonstrate the continuation of the Gryphon mineralizing system to the northeast, and highlight the potential for the discovery of an additional high-grade uranium deposit within the basement or at the unconformity along strike of Gryphon. Highlight assay results are provided in the table below.

HIGHLIGHTS OF ASSAY RESULTS FOR K-NORTH REGIONAL DRILL HOLES
Hole Number	From (m)	To (m)	Length5 (m)	Grade (% U3O8)1,2,4	Zone & Location
WR-704	562.2	567.7	5.5	1.4	K-North - 600 m NE of Gryphon
including3	565.2	566.2	1.0	7.2
WR-710D1	567.3	570.3	3.0	1.1	K-North - 1 km NE of Gryphon
including3	569.3	570.3	1.0	2.8
Notes:
1. U3O8 is the chemical assay of mineralized split core samples.
2. Composited above a cut-off grade of 0.05% U3O8 unless otherwise indicated.
3. Composited above a cut-off grade of 1.0% U3O8.
4. Composites compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
5. As the drill holes are oriented steeply toward the northwest and the unconformity mineralization is interpreted to be flat-lying, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

Gryphon Exploration

The assay results returned multiple basement uranium intercepts from step-out drilling on 50 to 100 metre centres immediately along strike to the northeast of the Gryphon deposit. This included, (1) intercepts of upper basement mineralization extending the E series lenses to the northeast, and (2) intercepts of basement mineralization, 100 metres along strike to the northeast of the previous down-plunge extent of A series mineralization for the Gryphon deposit. The results confirm potential to continue to expand the Gryphon mineral resource outside of the current extents of the deposit. Highlight assay results are provided in the table below.

HIGHLIGHTS OF ASSAY RESULTS FOR GRYPHON EXPLORATION DRILL HOLES
Hole Number	From (m)	To (m)	Length5 (m)	Grade (% U3O8)1,2,4	Lens Designation
WR-698	777.0	782.0	5.0	0.85	A/B/C Lens
including3	777.5	778.5	1.0	2.6
including3	779.5	780.5	1.0	1.3
WR-703	806.5	809.0	2.5	0.48	A/B/C Lens
WR-696	595.2	596.7	1.5	2.9	E Lens
including3	595.2	596.2	1.0	4.1
WR-709	580.6	582.1	1.5	1.2	E Lens
including3	580.1	581.1	1.0	1.2
Notes:
1. U3O8 is the chemical assay of mineralized split core samples.
2. Composited above a cut-off grade of 0.05% U3O8 unless otherwise indicated.
3. Composited above a cut-off grade of 1.0% U3O8.
4. Composites compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
5. As the drill holes are oriented steeply toward the northwest and the unconformity mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

MANAGEMENT'S DISCUSSION & ANALYSIS

Gryphon Plan Map - Extended, Wheeler Property

Denison Mines

Winter 2018 Mineralized Pierce Points
Previously Reported Mineralized Pierce Points
Anomalous geochemistry
Lithology at the Unconformity
Graphitic Pelite
Pelite
Semi Pelite
Quartzite
Pegmatite
Calc-Silicate
Granite Gneiss
Fault
Drill Trace
Drill Trace Winter 2018
1.1% U3O8/3.0m
incl. 2.8% U3O8/1.0m*
Overshot optimal target horizon
1.4% U3O8/5.5m
incl. 7.2% U3O8/1.0m*
Significant Alteration
0.16% U3O8/1.0m
Anomalous Geochemistry
Significant Alteration
1.2% U3O8/1.5m
0.29% U3O8/3.0m
2.9% U3O8/1.5m
incl. 4.1% U3O8/1.0m*
0.23% U3O8/1.0m
0.48% U3O8/2.5m
Significant Alteration
0.06% U3O8/1.5m
0.85% U3O8/5.0m
incl. 2.6% U3O8/1.0m*
and 1.3% U3O8/1.0m*
WR-633 Shaft Pilot Hole
Anomalous Geochemistry
Significant Alteration
0.24% U3O8/2.5m
0.09% U3O8/2.0m
E Series Lenses
A Series Lenses
B Series Lenses
C Series Lenses
D Series Lenses
K-West Fault
G Fault
Offset Fault
Claim Boundary
0
200m
Note:
• Labelled mineralized intersections include select Winter 2018 drilling highlights.
• Drill traces, mineralized pierce points and Gryphon mineralized wireframes are projected to the interpreted basement geology at the sub-Athabasca unconformity.
• Labelled mineralized pierce points occur along the drill trace and as such are relative to the interpreted basement geology at the sub-Athabasca unconformity.
• Results have been composited above a cut-off grade of 0.05% U3O8 unless otherwise stated. Asterisk denotes 1.0% U3O8 cut-off.

Exploration Pipeline Properties

During the 2018 winter season, Denison carried out drilling programs at Waterbury Lake and Hook-Carter, and a winter drilling program at the Midwest project was carried out by the operator, Orano Canada. Results from the winter drilling programs were reported during the first quarter of 2018. As of mid July, summer 2018 drilling programs had been completed for Denison’s Hook-Carter and South Dufferin projects. A summer 2018 drilling and ground geophysical program is scheduled to commence for Denison’s Waterbury Lake project in late July. In addition, ground geophysical surveying is underway at the McClean Lake project under Orano Canada’s operatorship, which will be followed by a drilling program likely to commence in mid September 2018. While spending on exploration pipeline projects has been reduced from prior levels, exploration activities continue to deliver encouraging results generally warranting follow-up.

Waterbury Lake

Denison’s 65.45% owned Waterbury Lake project, which includes the J Zone uranium deposit and Huskie zone of mineralization, is located within 20 kilometres of the McClean Lake mill, and is situated near the Roughrider, Midwest Main and Midwest A deposits. The project partner, Korea Waterbury Uranium Limited Partnership (‘KWULP’) (34.55% interest), has elected not to fund the 2018 program and will dilute their ownership interest. Total exploration costs incurred during the three and six months ended June 30, 2018 were $249,000 and $1,964,000, respectively (June 30, 2017 – $184,000 and $1,041,000). While the Company is funding 100% of the project cost, it accounts for its ordinary share (65.45%) as exploration expense during the period, and will ultimately account for the remainder of the expenditures as a mineral property addition related to the dilution of KWULP’s interest. Denison’s share of the exploration expenditures during the three and six months ended June 30, 2018 were $161,000 and $1,262,000, respectively (June 30, 2017 – $116,000 and $656,000).

The summer 2018 drilling program is expected to focus on additional step-out drilling at the Huskie zone, and testing of high-priority targets approximately 2.5 kilometres to the northeast of the Huskie zone, where the regionally interpreted Midwest structure is projected to intersect the geologically favourable Oban trend. The Oban trend has produced previous drill intercepts of uranium mineralization, but has not previously been tested at the interpreted intersection of the Midwest regional structure. The summer program is expected to include approximately 3,400 metres of diamond drilling in 7 holes, and commenced in late July 2018.

MANAGEMENT'S DISCUSSION & ANALYSIS

Huskie Zone

The Huskie zone of high-grade basement-hosted uranium mineralization was discovered by Denison during the summer of 2017 and is located approximately 1.5 kilometres to the northeast of the property's J Zone uranium deposit. To date, the completion of 23 drill holes on an approximate 50 by 50 metre spacing has allowed for the definition of mineralization over a strike length of approximately 250 metres and dip length of up to 170 metres. The individual lenses of mineralization vary in interpreted true thickness between approximately two and seven metres. Highlight drill intersections include 9.1% U3O8 over 3.7 metres (including 16.8% U3O8 over 2.0 metres) in drill hole WAT17-446A (see Denison’s press release dated October 11, 2017) and 4.5% U3O8 over 6.0 metres (including 5.8% U3O8 over 4.5 metres) in drill hole WAT18-452 (see Denison’s press release dated April 25, 2018).

The mineralized lenses are interpreted to occur as parallel, stacked lenses, which are conformable to the foliation and fault planes within the east-west striking graphitic gneiss unit. The drilling to date suggests the grade, thickness, and number of lenses present is controlled by the presence of northeast striking faults which cross-cut the graphitic gneiss unit. The northeast striking faults identified at the Huskie zone are interpreted to be part of the regional Midwest structure.

The planned summer program includes step-out drilling both up-dip and down-dip of the known mineralization to test for high-grade extensions related to the northeast striking, cross-cutting faults.

Oban

Oban is an east-west striking geological trend located 2 kilometres to the north of the Huskie zone, which has shown considerable exploration potential from previous drilling campaigns. Results include the presence of faulted graphitic basement rocks, significantly structured and altered basal Athabasca sandstone, and mineralized sandstone intercepts of 0.079% U3O8 over 4.8 metres in drill hole WAT14-406A and 0.050% U3O8 over 1.5 metres in drill hole WAT14-407. The trend remains under-explored with untested gaps in drilling coverage of up to 1.7 kilometres.

On the eastern side of the Waterbury Lake property, the intersection of the interpreted northeast striking regional Midwest structure with east-west striking graphite-bearing basement units appears to control the location of the J Zone/Roughrider deposits and the Huskie zone. Current interpretation of the Midwest structure suggests it cross-cuts the Oban trend in areas that have not yet been drill tested, which produces compelling targets for exploration.

The planned summer program includes drilling to test these targets, particularly within the basement rocks.

Midwest Extension

Current interpretation suggests the Midwest structure, which hosts the Midwest Main and Midwest A deposits on the Midwest property (25.17% Denison owned), may extend onto the Waterbury Lake property to the southwest of the Midwest Main deposit. An initial DCIP resistivity survey is planned for late summer or fall to map the possible extension of the Midwest structure and define drill targets for future testing.

Hook-Carter

The Hook-Carter property consists of 80 claims covering 24,228 hectares and is located in the western portion of the Athabasca Basin. The project is highlighted by 15 kilometres of strike potential along the prolific Patterson Corridor – host to the Arrow deposit (NexGen Energy Ltd.), Triple R deposit (Fission Uranium Corp.), and Spitfire discovery (Purepoint Uranium Group Inc., Cameco, and Orano Canada), which occur within 8 to 20 kilometres of the property.  The property is significantly underexplored compared to other properties along this trend, with only five of eight historic drill holes located along the 15 kilometres of Patterson Corridor strike length.  The property also covers significant portions of the Derkson and Carter Corridors, which provide additional priority target areas. The property is owned 80% by Denison and 20% by ALX Uranium Corp. (‘ALX’). Denison has agreed to fund ALX's share of the first CAD$12M in expenditures (see Denison’s Press Releases dated October 13 and November 7, 2016). Total exploration costs incurred during the three and six months ended June 30, 2018 were $1,304,000 and $2,590,000, respectively (June 30, 2017 – $595,000 and $1,641.000).

MANAGEMENT'S DISCUSSION & ANALYSIS

As part of its ongoing 2018 reconnaissance exploration, Denison completed a summer diamond drilling program in late June 2018 at Hook-Carter. The summer 2018 program consisted of 3,898 metres of diamond drilling in five completed holes, for a cumulative 2018 total of 6,960 metres in nine holes. The summer drilling program was a continuation of the Company’s winter 2018 drilling program, and focused on continued testing of high-priority geophysical targets identified from the resistivity and moving loop EM surveys carried out in 2017.

The 2018 inaugural drilling programs at Hook-Carter were designed to test an initial set of geophysical targets on a regional scale along 7.5 kilometres of the 15 kilometres of Patterson Corridor strike length at Hook-Carter. The nine reconnaissance holes completed to date have successfully identified multiple prospective trends with geological features commonly associated with Athabasca Basin uranium deposits, including hydrothermal alteration in both the sandstone and the basement lithologies associated with graphitic basement structures. Drill data collected from the 2018 drilling programs will be used to refine geological interpretation and to establish any geochemical and hydrothermal alteration vectors toward mineralization . The drill holes completed to date are widely-spaced and future drilling will likely include follow-up in areas of hydrothermal alteration and/or geochemical anomalism (summer 2018 geochemical results currently pending) as well as the testing of additional high-priority geophysical targets. A map showing the location of the 2018 drill collars is provided below.

614,000 mE
616,000 mE
618,000 mE
620,000 mE
622,000 mE
624,000 mE
6,408,000 mN
6,406,000 mN
6,404,000 mN
6,402,000 mN
6,400,000 mN
N
MC00001873
S-113899
S-107805
HC18-008
HC18-005
HC18-004
HC18-001
HC18-003/003A
HC18-002
HC18-006
HC18-009/009D1
HC18-007/007D1/007A
Hook-Carter Property
Athabasca Basin
Spitfire
Arrow
Triple R
Phanerozoic Basement
Lloyd Domain
Legend
Mineral Disposition
HC-17-G1 Grid Outline
Waterbody
2018 Summer Collar
2018 Winter Collar
EM Target
Resistivity Target
EM Conductor Axis
Elevation Contour
Watercourse
0
1.5
3
kilometres
Image Underlay : 3D Resistivity Depth Slice at 200 m below unconformity
Denison Mines

South Dufferin

The South Dufferin project is a 100% Denison owned property comprising 14,364 hectares in 6 claims and is located immediately south of the southern margin of the Athabasca Basin in northern Saskatchewan. The property covers the southern extension of the Virgin River Shear Zone, which hosts known high-grade uranium mineralization at Cameco’s Dufferin Lake zone approximately 13 kilometres to the north (highlight of 1.73% U3O8 over 6.5 metres) and Cameco’s Centennial deposit approximately 25 kilometres to the north (includes intersections up to 8.78% U3O8 over 33.9 metres). Exploration potential exists for basement-hosted uranium mineralization associated with the Dufferin Lake fault and parallel faults within the Virgin Lake Shear zone.

MANAGEMENT'S DISCUSSION & ANALYSIS

A summer 2018 diamond drilling program was completed in mid July 2018, which included 1,331 metres of diamond drilling in nine holes. The reconnaissance program was designed to test targets developed across the property from recent soil geochemical and ground electromagnetic surveys. The drill holes successfully intersected graphitic rocks, often associated with faulting, however no radioactivity was encountered and only minor hydrothermal alteration was noted in two of the holes.

McClean Lake

At McClean Lake, operated by Orano Canada (22.5% Denison), a DCIP resistivity survey is expected to be completed by mid August. The survey, comprising six lines (30 kilometres), is designed to define basement targets primarily along the Tent-Seal Fault which is known to host uranium mineralization. A diamond drilling program, comprised of approximately 2,650 metres in six to eight holes, is planned as follow-up to the resistivity survey with a tentative start date in mid September 2018.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses during the three and six months ended June 30, 2018 were $1,889,000 and $3,721,000, respectively (June 30, 2017 – $1,610,000 and $4,696,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during the three months ended June 30, 2018, is predominantly due to increases in employee costs as well as costs relating to ongoing legal disputes. The decrease in general and administrative expenses during the first half of 2018 was predominantly the result of $1,435,000 in non-recurring project costs associated with the APG Arrangement that were incurred in the first half of 2017. There were no similar project costs in the first half of 2018.

IMPAIRMENT – MINERAL PROPERTIES

During the second quarter of 2017, the Company recognized an impairment recovery of $331,000 related to Moore Lake, based on an update of the estimated recoverable amount remaining to be received under an option agreement with Skyharbour Resources Ltd.

OTHER INCOME AND EXPENSES

During the three and six months ended June 30, 2018, the Company recognized a gain of $138,000 and a loss of $3,318,000, respectively, in other income/expense (June 30, 2017 – loss of 3,217,000 and gain of $1,249,000). The loss for the six months ended June 30, 2018 is predominantly due to losses on investments carried at fair value of $3,175,000 (June 30, 2017 – gains of $1,089,000). Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at period end. The loss recorded in the first half of 2018 was mainly due to unfavourable mark-to-market adjustments on the Company’s investments in common share purchase warrants of GoviEx Uranium Inc. (‘GoviEx’) and common shares of Skyharbour Resources Ltd (‘Skyharbour’) (June 30, 2017 – favourable mark-to-market adjustments on the Company’s investments in common share purchase warrants of GoviEx and common shares of Skyharbour). The gain for the three months ended June 30, 2018 is predominantly due to gains on investments carried at fair value of $230,000 (June 30, 2017 – loss of $2,796,000) due to favourable mark-to-market adjustments during the quarter on the Company’s investments in common share purchase warrants of GoviEx and common shares of Skyharbour.

During the first quarter of 2017, the Company also recorded a gain of $899,000 related to the extinguishment of the off-market toll milling contract liability related to the CLJV toll milling arrangement, which was recognized in 2006 on the acquisition of Denison Mines Inc. by Denison Mines Corp. (formerly International Uranium Corporation). This liability was extinguished as a result of the Company entering in the APG Arrangement, whereby all revenues under the contract have been monetized. No similar transaction occurred in the first half of 2018.

EQUITY SHARE OF INCOME FROM ASSOCIATES

During the three and six months ended June 30, 2018, the Company recognized a gain of $433,000 and a loss of $210,000, respectively, related to its equity share of its associate, GoviEx (June 30, 2017 – losses of $1,578,000 and $1,578,000). The loss for the six months ended June 30, 2018 is comprised of an equity loss of $814,000, which is based on the Company’s share of GoviEx’s net loss during the period, offset by a dilution gain of $604,000 as the result of other shareholders’ exercise of GoviEx share warrants as well as a June 2018 GoviEx financing in which the Company did not participate, which reduced the Company’s position in GoviEx from 18.72% at December 31, 2017, to approximately 16.84% at June 30, 2018. The gain for the three months ended June 30, 2018, is comprised of a dilution gain of $584,000 offset by an equity loss of $151,000. The Company records its share of income from associates a quarter in arrears, based on the most recent financial information available from GoviEx. During the six months ended June 30, 2017, the Company recognized a loss of $1,578,000 on its equity share of the GoviEx investment.

MANAGEMENT'S DISCUSSION & ANALYSIS

DISCONTINUED OPERATIONS

Sale of African-Based Uranium Interests

In June 2016, GoviEx and Denison completed a transaction to combine their respective African uranium mineral interests under the direct ownership of GoviEx. Pursuant to the transaction, GoviEx acquired Denison’s wholly owned subsidiary, Rockgate Capital Corp., which held all of Denison’s Africa-based uranium interests (collectively ‘DML Africa’), in exchange for 56,050,450 common shares (‘Consideration Shares’) and 22,420,180 common share purchase warrants (‘Consideration Warrants’) of GoviEx.

During the three and six months ended June 30, 2017, the Company recorded a loss on disposal of $109,000 and $109,000, respectively, due to additional transaction costs incurred for professional services related to the transaction with GoviEx.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $29,539,000 at June 30, 2018 (December 31, 2017 – $3,636,000). At June 30, 2018, the Company held no short term investments in GICs (December 31, 2017 – $37,807,000, which were categorized as short term investments on the balance sheet).

The increase in cash and cash equivalents in the first half of 2018 of $25,903,000 was due to net cash provided by investing activities of $36,154,000 offset by net cash used in operations of $10,251,000.

Net cash used in operating activities of $10,251,000 during the first half of 2018 is comprised of the net loss for the period adjusted for non-cash items and changes in working capital items.

Net cash provided by investing activities of $36,154,000 consisted primarily of the sale of GICs for $37,500,000, offset by expenditures on property, plant and equipment of $995,000, and an increase in restricted cash of $398,000.

As at June 30, 2018, the Company has spent $10,564,000 toward its obligation to spend $14,499,790 on eligible Canadian exploration expenditures as a result of the issuance of the Tranche A and Tranche B flow-through shares in March 2017. The remaining balance of $3,936,000 is expected to be spent by December 31, 2018.

Refer to 2018 OUTLOOK for details of the Company’s working capital requirements for the remainder of the year.

Letters of Credit Facility

In January and April 2018, the Company entered into amending agreements to the letters of credit facility with BNS (the ‘2018 facility’). Under the respective amendments the maturity date of the 2018 facility has been extended to January 31, 2019 and the covenant to maintain a specified level of tangible net worth has been changed to $131,000,000 (from USD$150,000,000) in conjunction with the Company’s change in presentation currency. The 2018 facility continues to allow for credit to be extended to the Company for up to $24,000,000 and use of the facility continues to be restricted to non-financial letters of credit in support of reclamation obligations. All other terms of the 2018 facility (pledged assets, security for the facility and letter of credit fees) remain unchanged from those of the 2017 facility.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. The current management services agreement was entered into effective April 1, 2016 and has a term of three years. Under the agreement, Denison receives the following fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following amounts were earned from UPC for the periods ended:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2018	2017	2018	2017

Management Fee Revenue
Base and variable fees	$398	$349	$769	$740
Commission and discretionary fees	101	1	145	17
	$499	$350	$914	$757

At June 30, 2018, accounts receivable includes $302,000 (December 31, 2017: $481,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (‘KEPCO’) and Korea Hydro & Nuclear Power (‘KHNP’)

As at June 30, 2018, KEPCO, through its subsidiaries, holds 58,284,000 shares of Denison representing a share interest of approximately 10.42%. KHNP Canada Energy Ltd., a subsidiary of KEPCO’s subsidiary KHNP, is the holder of the majority of the Denison shares and is also the majority member of KWULP. KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (‘WLUC’) and Waterbury Lake Uranium Limited Partnership (‘WLULP’), entities whose key asset is the Waterbury Lake property.

In May 2018, Denison funded a portion of the approved fiscal 2018 program for Waterbury Lake which has had the impact of further diluting KWULP’s interest in the WLULP. As a result, Denison earned an additional 1.23% interest in the WLULP, increasing Denison’s interest to 65.45%. The additional interest has been accounted for using an effective date of May 31, 2018 and has resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $818,000

Other

All services and transactions with the following related parties listed below were made on terms equivalent to those that prevail with arm’s length transactions:

●
During the three and six months ended June 30, 2018, the Company incurred investor relations, administrative service fees and other expenses of $26,000 and $92,000, respectively (June 30, 2017 – $15,000 and $33,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At June 30, 2018, an amount of $nil (December 31, 2017: $nil) was due to this company.

●
During the three and six months ended June 30, 2018, the Company incurred office and other expenses of $19,000 and $27,000, respectively (June 30, 2017 – $7,000 and $45,000) with Lundin S.A , a company that provides office and administration services to the executive chairman, other directors and management of Denison. At June 30, 2017, an amount of $nil (December 31, 2017: $nil) was due to this company.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

MANAGEMENT'S DISCUSSION & ANALYSIS

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
(in thousands)	2018	2017	2018	2017

Salaries and short-term employee benefits	$(401)	$(398)	$(853)	$(879)
Share-based compensation	(417)	(311)	(722)	(484)
	$(818)	$(709)	$(1,575)	$(1,363)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

At August 8, 2018, there were 559,183,209 common shares issued and outstanding, stock options outstanding for 13,973,193 Denison common shares, 3,499,432 share units, which will be converted to Denison common shares when they vest, and 1,673,077 share purchase warrants outstanding for a total of 578,328,911 common shares on a fully diluted basis.

On March 8, 2018, the Board approved the adoption of the fixed number share unit plan (the ‘Share Unit Plan’), providing for the issuance from treasury of up to 15,000,000 common shares on settlement of share units issued thereunder, and the grant of an aggregate of 2,200,000 performance share units (‘PSUs’) and 1,299,432 restricted share units (‘RSUs’) under the Share Unit Plan. Shareholder approval was obtained for the Share Unit Plan at the Annual General and Special Meeting of Shareholders held on May 3, 2018. For accounting purposes, the share units were regarded as granted upon receipt of shareholder approval.

OUTLOOK FOR 2018

Refer to the Company’s annual MD&A for the year ended December 31, 2017 for a detailed discussion of the previously disclosed 2018 budget. During the current quarter, the Company has decreased its 2018 outlook for mineral property exploration and evaluation expense by $560,000, primarily as a result of a reduction in the summer exploration drilling program at the South Dufferin project as well as the cancellation of the summer exploration program at the Hatchet Lake project. The Company increased its 2018 outlook for management services fees from UPC by $460,000 in order to reflect increased commissions earned as well as to reflect increased variable fees due to increased uranium spot prices. Finally, the Company has reduced the net cost of corporate administration and other, in its 2018 outlook, by $350,000. The change to the outlook for corporate administration and other is due an increase in expected interest income earned on cash and cash equivalents, offset by an increase in legal fees related to ongoing disputes.

(in thousands)	2018 Budget	CURRENT 2018 OUTLOOK	Actual to June 30, 2018(2)
Canada
Development & Operations	(5,230)	(5,230)	(1,988)
Mineral Property Exploration & Evaluation	(16,760)	(16,200)	(10,841)
	(21,990)	(21,430)	(12,829)
Other
UPC Management Services	1,230	1,690	757
DES Environmental Services	1,330	1,330	688
Corporate Administration & Other	(4,760)	(4,410)	(2,351)
	(2,220)	(1,390)	(906)
Total(1)	$ (24,190)	$ (22,820)	$ (13,735)

(1)
Only material operations shown.
(2)
The Company budgets on a cash basis and as a result, actual amounts represent a non-GAAP measure. Compared to segment loss as presented in the Company’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2018, actual amounts reported above includes $953,000 in capital additions and excludes and excludes $883,000 net impact of non-cash items and other adjustments.

MANAGEMENT'S DISCUSSION & ANALYSIS

ADDITIONAL INFORMATION

SIGNIFICANT ACCOUNTING POLICIES

The Company has changed its accounting policies from those disclosed in its audited annual consolidated financial statements for the year ended December 31, 2017 for ‘Foreign currency translation’, ‘Financial instruments’, ‘Impairment of financial assets’, ‘Deferred revenue – toll milling’ and ‘Revenue recognition’ in light of the changes to its presentation currency and the adoption of IFRS 9 and IFRS 15. In addition, in the current year, the Company adopted a share unit plan, under which it has issued both PSUs and RSUs. As a result, the Company has updated its ‘stock-based compensation’ policy. The new accounting policies are as follows:

Foreign Currency Translation

i.
Functional and presentation currency

Items included in the financial statements of each entity in the DMC group are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). Primary and secondary indicators are used to determine the functional currency. Primary indicators include the currency that mainly influences sales prices, labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and in which receipts from operating activities are usually retained. Typically, the local currency has been determined to be the functional currency of Denison’s entities. The consolidated financial statements are presented in Canadian dollars, unless otherwise stated.

The financial statements of entities that have a functional currency different from the presentation currency of DMC (‘foreign operations’) are translated into Canadian dollars as follows: assets and liabilities-at the closing rate at the date of the statement of financial position, and income and expenses-at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive income or loss as cumulative foreign currency translation adjustments.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income or loss related to the foreign operation are recognized in the statement of income or loss as translational foreign exchange gains or losses.

ii.
Transactions and balances

Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income or loss as transactional foreign exchange gains or losses.

Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

i.
Financial assets and liabilities at fair value through profit or loss (‘FVTPL’)

A financial asset is classified in this category if it is a derivative instrument, an equity instrument for which the Company has not made the irrevocable election to classify as fair value through other comprehensive income (‘FVTOCI’), or a debt instrument that is not held within a business model whose objective includes holding the financial assets in order to collect contractual cash flows that are solely payments of principal and interest. Derivative financial liabilities and contingent consideration liabilities related to business combinations are also classified in this category. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income or loss. Gains and losses arising from changes in fair value are presented in the statement of income or loss – within other income (expense) - in the period in which they arise.

MANAGEMENT'S DISCUSSION & ANALYSIS

iii.
Financial assets at amortized cost

A financial asset is classified in this category if it is a debt instrument that is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows (i.e. principal and interest). Financial assets in this category are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method less a provision for impairment. Interest income is recorded in net income through finance income.

iii.
Financial liabilities at amortized cost

All financial liabilities that are not recorded as FVTPL are classified in this category and are initially recognized less a discount (when material) to reduce the financial liabilities to fair value and less any directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Interest expense is recorded in net income through finance expense.

The Company has designated its financial assets and liabilities as follows:

●
‘Investments’ are classified as FVTPL;
●
‘Cash and cash equivalents’, ‘Trade and other receivables’ and ‘Restricted cash and investments’ are classified as financial assets at amortized cost; and
●
‘Accounts payable and accrued liabilities’ and ‘Debt obligations’ are classified as financial liabilities at amortized cost.

Impairment of financial assets

At each reporting date, the Company assesses the expected credit losses associated with its financial assets that are not carried at FVTPL. Expected credit losses are calculated based on the difference between the contractual cash flows and the cash flows that the Company expects to receive, discounted, where applicable, based on the assets original effective interest rate.

For ‘Trade and other receivables’, the Company calculates expected credit losses based on historical credit loss experience, adjusted for forward-looking factors specific to debtors and the economic environment. In recording an impairment loss, the carrying amount of the asset is reduced by this computed amount either directly or indirectly through the use of an allowance account.

Revenue recognition

IFRS 15 supersedes IAS 18 Revenue and IAS 11 Construction Contracts, and applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards.

(i)
Revenue from toll milling services

Revenue from the pre-sale of toll milling arrangement cash flows will be recognized as the toll milling services are provided. At contract inception, the Company will estimate the expected transaction price of the toll milling services being sold based on available information and calculate an average per unit transaction price that applies over the life of the contract. This unit price will be used to draw-down the deferred revenue balance as the toll milling services occur. When changes occur to the timing, or volume of toll milling services, the per unit transaction price will adjusted to reflect the change (such review to be done annually, at a minimum), and a cumulative catch up adjustment will be made to reflect the updated rate. The upfront nature of the payments from toll milling pre-sale arrangements represents a significant financing component. As such, the Company will also recognize an accretion expense on the deferred revenue balance which will be recorded in net income through finance expense.

(ii)
Revenue from environmental services (i.e. DES)

Environmental service contracts represent a series of distinct performance obligations that are substantially the same and have the same pattern of transfer of control to the customer. The transaction price is estimated at contract inception and, is recognized over the life of the contract as control is transferred to the customer. Variable consideration, where applicable, is estimated at contract inception using either the expected value method or the most likely amount method. If it is highly probably that a subsequent reversal of revenue will not occur when the uncertainly has been resolved, the Company will recognize as revenue the estimated transaction price, including the estimate of the variable portion, upon transfer of control to the customer. Where it is determined that it is highly probable that a subsequent reversal of revenue will occur upon the resolution of the uncertainty, the variable portion of the transaction price will be constrained, and will not be recognized as revenue until the uncertainty has been resolved.

MANAGEMENT'S DISCUSSION & ANALYSIS

(iii)
Revenue from management services (i.e. UPC):

The management services arrangement with UPC represents a series of distinct performance obligations that are substantially the same and have the same pattern of transfer of control to the customer. The transaction price for the contract is estimated at contract inception and is recognized over the life of the contract as control is transferred to the customer as the services are provided. The variable consideration related to the net asset value (‘NAV’)-based management fee was estimated at contract inception using the expected value method. It was determined that it is highly probable that a subsequent reversal of revenue would occur if the variable consideration was included in the transaction price, and as such, the variable portion of the transaction price will be measured and recognized when the uncertainty has been resolved (i.e. when the actual NAV has been calculated).

Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC (or other parties where Denison acts as an agent) is recognized when control of the related U3O8 or UF6 passes to the customer, which is the date when title of the U3O8 and UF6 passes.

 Stock-based compensation

(i)
Stock Options

The Company uses a fair value-based method of accounting for stock options to employees and to non-employees. The fair value is determined using the Black-Scholes option pricing model on the date of the grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

(ii)
Share Units

The Company also has a share unit plan which grants share units to employees – the share units are equity-settled awards. The Company determines the fair value of the awards on the date of grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such share units are settled for common shares, the applicable amounts of contributed surplus are credited to share capital.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect the financial statements, actual results may be materially different. Management has made significant estimates and judgements in the current period related to the following items that are in addition to those included in the financial statements for the year ended December 31, 2017:

Deferred Revenue – Toll Milling – Revenue Recognition

In February 2017, Denison closed the APG Arrangement and effectively monetized its right to receive specified future toll milling cash receipts from the MLJV related to the current toll milling agreement with the CLJV. In exchange, Denison received a net up-front payment of $39,980,000 which has been accounted for as a deferred revenue liability as at the transaction close date.

Under IFRS 15, the Company is required to recognize a revenue component and a financing component as it draws down the deferred revenue associated with the APG Arrangement over the life of the specified toll milling production in the APG Arrangement. In estimating both of these components, the Company is required to make assumptions relating to the future toll milling production volume associated with Cigar Lake Phase 1 and 2 ore reserves and resources (to end of mine life) and estimates of the annual timing of that production. Changes in these estimates affect the underlying production profile which in turn affects the average toll milling drawdown rate used to recognize revenue.

When the average toll milling drawdown rate is changed, the impact is reflected on a life-to-date production basis with a retroactive adjustment to revenue recorded in the current period. Going forward, each time the Company updates its estimates of the underlying production profile for the APG Arrangement (typically, in the first quarter of each year, in the absence of material publicly disclosed news relating to Cigar Lake uranium production), retroactive adjustments to revenue will be recorded in the period that the revised estimate is determined – such adjustments could, and most likely will, be material.

MANAGEMENT'S DISCUSSION & ANALYSIS

QUALIFIED PERSON

The disclosure regarding the PEA, PFS, and environmental and sustainability activities for Wheeler River were reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison’s Vice-President, and Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101. The balance of the disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared or reviewed by Dale Verran, MSc, P. Geo, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101. For a description of Denison’s assay procedures, downhole gamma probe procedures, and the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 27, 2018 available under Denison's profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: the benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including the results of the PEA, the completion of the PFS, and statements regarding anticipated budgets, fees and expenditures; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from operations at DES; expectations regarding revenues from the UPC management contract; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same; expectations of market prices and costs; possible impacts of litigation and regulatory actions on Denison. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 27, 2018 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms ‘measured’, ‘indicated’ and ‘inferred’ mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. ‘Inferred mineral resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.